ALPHABET HOLDING COMPANY, INC.

2100 Smithtown Avenue

Ronkonkoma, New York 11779

May 14, 2013

BY EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Riedler

Re:                             Alphabet Holding Company, Inc.

Registration Statement on Form S-4 (File No. 333-186802)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Alphabet Holding Company, Inc. (the “Company”), hereby requests the acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-186802) (the “Registration Statement”) so that it may become effective on Thursday, May 16, 2013 at 3:00 p.m. (EDT), or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement referred to above, the Company, its officers and directors acknowledge the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that there are no underwriters involved in the offering registered by the Registration Statement and, therefore, this acceleration request by the Company is the only request for the acceleration required under Rule 461 and no distribution obligations are applicable under Rule 460.

If you have any questions regarding the foregoing, please call Rachel W. Sheridan or Jason M. Licht of Latham & Watkins LLP, counsel to the Company, at (202) 637-2139 or (202) 637-2258, respectively.  We appreciate your assistance in this matter.

Very truly yours,

Alphabet Holding Company, Inc.

		By:	/s/ Michael Collins
		Name:	Michael Collins
		Title:	Chief Financial Officer

Cc:	Rachel W. Sheridan
Jason M. Licht
Latham & Watkins LLP